January 14, 2016

VIA DRS FILING

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Koninklijke Ahold N.V.

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted December 31, 2015

CIK No. 0000869425

Dear Ms. Ransom:

On behalf of Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), we are writing to respond to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 8, 2016 (the “Comment Letter”), relating to Amendment No. 1 to the confidential draft registration statement on Form F-4 submitted to the Staff on December 31, 2015 (“Amendment No. 1”), which includes a preliminary prospectus (the “Prospectus”). We have also revised Amendment No. 1 in response to the Staff’s comments and are submitting concurrently with this letter and on a confidential basis an amendment to Amendment No. 1 (“Amendment No. 2”), which reflects these revisions in response to the Comment Letter and general updates. We are also providing courtesy hard copies of Amendment No. 2, including a version of Amendment No. 2 marked to reflect changes to Amendment No. 1, and this letter, to you.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have reproduced the text of the Staff’s comments in bold below and provided Ahold’s responses below each comment.

As a result of changes to Amendment No. 1, some page references in Amendment No. 2 may have changed from those in Amendment No. 1 as originally submitted. The page references in the Comment Letter refer to page numbers in Amendment No. 1 as initially submitted, while the page numbers in Ahold’s responses refer to page numbers in Amendment No. 2.

In addition to the responses to the Staff’s comments, Amendment No. 2 includes other changes that are intended to update the information contained in Amendment No. 1 and the Prospectus. The responses and information below are based upon information provided to us by Ahold and Delhaize Group NV/SA.

Management’s Discussion and Analysis of Financial Condition…

Key Factors Affecting Results of Operations, page 161

1.	We note your response to comment 26. Please disclose that your own-branded products have a higher gross margin than similarly situated third party brands.

Response:     In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 2 on pages 154 and 162.

Consolidated Financial Statements of Ahold

Notes to the Consolidated Financial Statements

Note 6 – Segment Reporting, page FIN-30

2.	We note your response to comment 33. Please revise your footnote to clarify to your investors that the brands or divisions disclosed are operating segments that have been aggregated within your reportable segments. Refer to paragraph 22(a) of IFRS 8.

Response:     In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 2 on page FIN-31 to clarify which operating segments are included in the reportable segments.

3.	With regards to your Netherlands reportable segment, please explain to us in detail how you determined it was appropriate to aggregate the Albert Heijn, Etos, Gall & Gall and bol.com operating segments.

Response:    Ahold provides an omni-channel service because it believes that loyalty is created through the best customer experience across channels, both online and offline. All of Ahold’s operating segments are in the business of offering a wide range of food and non-food consumer products through an omni-channel distribution format to ensure that Ahold’s customers can shop anytime, anyhow and anywhere and in the way that is most convenient to them. Ahold in the Netherlands targets all consumers to meet their daily shopping needs.

The Albert Heijn, Etos and Gall & Gall operating segments offer similar consumer products. While Etos specializes in health, beauty and personal care products and Gall & Gall focuses on wine and liquor, similar product categories are also sold by Albert Heijn. Albert Heijn, Etos and Gall & Gall jointly procure many of their health, beauty and personal care, and wine products, and each of them offers its product assortment in its own stores and on ah.nl, their shared online platform.

Ahold’s omni-channel strategy to target Dutch consumers includes bol.com, which operates in the same market and serves the same customers with comparable product categories as Albert Heijn, Etos and Gall & Gall. Products ordered via the bol.com website can be delivered directly or via the store- and pick-up point network of Albert Heijn and Etos.

None of the Etos, Gall & Gall and bol.com operating segments meets the reporting thresholds of IFRS 8 paragraph 13. During the financial year ended December 28, 2014, the operating segments Etos, Gall & Gall and bol.com comprised, on a combined basis, 4.2% of Ahold’s net sales, 4.5% of net income and 5.6% of total assets.

In your response, please address the following:

•	Please describe to us in more detail the products and services sold by each of these operating segments. In doing so, clearly indicate the extent to which the same products and services are sold at multiple operating segments. Separately tell us how you determined the nature of these products and services is similar.

Response:     The operating segments of Ahold’s Netherlands reportable segment offer the following products:

•	Albert Heijn: wide range of food and non-food consumer products through supermarkets, convenience stores and the online platform ah.nl;

•	Etos: non-prescription drugstores offering a wide range of beauty, health and personal care products through stores and the online platform ah.nl;

•	Gall & Gall: wine and liquor through stores, a dedicated Gall & Gall website and the online platform ah.nl; and

•	bol.com: online shopping platform for non-food and food-related consumer products.

The offering of services in each of the operating segments is negligible.

The beauty, health and personal care products of Etos and the wine and liquor products of Gall & Gall are similar to product offerings at Albert Heijn, both in stores as well as on the online platform ah.nl. While bol.com offers a wider range of products, many of bol.com’s product categories, such as books, music, film and games, toys, baby care, health and beauty, cooking and domestic appliances and pet care, are comparable with the combined non-food offerings of Albert Heijn, Etos and Gall & Gall. These products are all consumer products meeting the daily shopping needs of customers.

•	Please describe to us in more detail the nature of the production processes for each of these operating segments. Separately tell us how you determined the nature of these production processes is similar.

Response:     With the exception of production of coffee in the Netherlands, which amounts to approximately 0.3% of the Netherlands segment revenues (approximately 0.1% of Ahold’s consolidated revenues), Ahold undertakes no production processes in the Netherlands segment. The sourcing of consumer products is very similar for all of Ahold’s operating segments as all products are procured from third parties. The Albert Heijn, Gall & Gall and Etos operating segments jointly procure many of their health, beauty and personal care, and wine products.

•	Please describe to us in more detail the type or class of customer for the products and services of each of these operating segments. Separately tell us how you determined the type or class of customer is similar.

Response:     Within each of Ahold’s operating segments in the Netherlands, the customers are predominantly individuals who purchase products to meet their daily needs, for themselves or their households. Through its omni-channel offering, Ahold seeks to enable its customers to shop anytime, anyhow and anywhere in the way that is most convenient to them, supported by Ahold’s distribution methods as discussed below. Ahold does not distinguish between any type or class of customers and services in its operating segments.

•	Please describe to us in more detail the methods used to distribute each operating segment’s products or provide its services. Separately tell us how you determined each method of distribution was similar.

Response:     All products of Albert Heijn, Etos and Gall & Gall are being offered through stores and online. The stores are usually adjacent to, or in the close vicinity, of each other, and some Etos and Gall & Gall stores are located within an Albert Heijn store. The products of Albert Heijn, Etos and Gall & Gall can be ordered via the online platform ah.nl and are delivered to their customers at home or via joint pick-up points.

The products of bol.com are being offered to Ahold’s customers via an online platform. These products are delivered to the customers’ designated address or to one of Ahold’s joint pick-up points in the Albert Heijn or Etos stores.

Because customers have the choice among several distribution methods for the products of each of Albert Heijn, Etos, Gall & Gall and bol.com, Ahold considers the distribution method of each operating segment to be similar.

•

Please describe to us in more detail the nature of the regulatory environment for each operating segment. To the extent that these operating segments sell differing types of products and services, clearly indicate the extent to which the regulatory environment differs between these operating segments due to the differing types of products. Separately tell us how you determined the regulatory environment for each of these operating segments is similar.

Response:     All operating companies and their operations that are part of Ahold’s operating segments in the Netherlands are subject to various laws and regulations that apply at a national and regional level with respect to, among other areas, zoning, land use, antitrust restrictions, workplace safety, public health (including food and non-food safety), environmental protection, sale of alcoholic beverage, sale of tobacco, pharmaceutical sales and information security. In addition, Ahold’s operating segments in the Netherlands are subject to a variety of laws and regulations governing the relationship with employees, including those regarding minimum wage, overtime, working conditions, health care, disabled access and work permit requirements. The Dutch laws and regulations applicable to Ahold are described in more detail on page 155 of Amendment No. 2.

Although the extent to which each relevant operating company in Ahold’s operating segments in the Netherlands is subject to applicable laws and regulations specific to certain product categories may vary, such laws and regulations are similar for the same products. In Ahold’s determination of the similarity of the regulatory environment across its operating segments, no one key law or regulation was considered to be specific to any of its individual operating segments in the Netherlands. Since similar product categories are offered within Ahold’s operating segments in the Netherlands, Ahold has determined that the same regulatory environment taken as a whole is applicable to these segments.

•	Please tell us the extent to which you separately discuss these operating segments with investors and analysts when explaining the results of your company. Also tell us the extent to which investors and analysts ask questions that are specific to these operating segments.

Response:     In the ordinary course of business, Ahold communicates the quarterly results of the Netherlands reportable segment as a whole and does not discuss operating results of Albert Heijn, Etos, Gall & Gall and bol.com separately. Individual qualitative background information of the operating segments may be given on an ad hoc basis to clarify the results of the Netherlands reportable segment in any given quarter. Investors and analysts only occasionally ask questions that are specific to the operating segments. In response to these questions, Ahold provides only general information, and Ahold does not disclose any material financial information regarding any of the operating segments.

•	Please explain to us why your CODM has structured your business such that he reviews discrete financial information for each of these operating segments, but he does not think investors would find the same disaggregated presentation relevant or useful in their investment decision.

Response:     During the financial year ended December 28, 2014, the operating segments Etos, Gall & Gall and bol.com comprised, on a combined basis, 4.2% of Ahold’s net sales, 4.5% of net income and 5.6% of total assets. Management is of the view that, individually or in the aggregate, these operating segments are not significant to the understanding of the overall results of Ahold. The Etos, Gall & Gall and bol.com operating segments also do not meet the reporting threshold under IFRS 8 paragraph 13.

The aggregation of the operating segments in the Netherlands is consistent with the business model, the overall management and the growth strategy of Ahold. Ahold respectfully advises the Staff that there is one Chief Operating Officer responsible for Albert Heijn, Etos and Gall & Gall. While discrete financial information for each of the operating segments in the Netherlands is reported to the CODM, the results of the four operating segments aggregated in the Netherlands reportable segment are also reviewed by the CODM as an integrated operation as this is consistent with Ahold’s omni-channel retail strategy.

Ahold management therefore does not believe, and the fact that investors and analysts only occasionally ask questions regarding the individual operating segments within the Netherlands reportable segment does not indicate, that separate segment information would be useful to investors in their investment decision or would allow the users of the financial statements to better understand Ahold’s overall performance.

4.	Please tell us where you have provided the disclosure required by paragraph 22(b) of IFRS 8. We note your disclosure in Note 7; however, this appears to present revenue by type of customer (retail, online, franchisees) rather than presenting revenue by type of product and service. We would generally expect to see categories of products such as perishable goods, non-perishable goods, pharmacy, fuel and any other categories representing distinct types of products that comprise significant portions of your revenues.

Response:     Paragraph 22(b) of IFRS 8 requires an entity to disclose the types of products and services from which each reportable segment derives its revenues. Ahold has revised the disclosure in Note 6 of Ahold’s consolidated financial statements on page FIN-31 of Amendment No. 2 to clarify that Ahold sells a wide range of perishable and non-perishable food and non-food consumer products.

Ahold’s disclosure in Note 7 of its consolidated financial statements is primarily intended to meet the disclosure requirements of IAS 18 paragraph 35(b).

Ahold has considered the disclosure requirements of paragraph 32 of IFRS 8. The composition of the consumer product mix by category as such is not reviewed by the CODM in the ordinary course of business. Ahold does not internally monitor consolidated revenues on a product or brand level, and no consolidated information by categories of products is prepared or reported, with the exception of gasoline sales. In the section entitled “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Ahold” beginning on page 158 of Amendment No. 2, Ahold separately discloses gasoline sales because Ahold’s sales and cost of sales are impacted by the volatility of fuel prices.

Exhibit 5

5.	We note that your counsel limits reliance on its legal opinion to the board of Ahold. Please be aware that it is not appropriate to limit reliance by any person on legal opinions filed in connection with registered offerings of securities. We will not object if the opinion is limited as to its purpose, such as for use in connection with the registration statement. Accordingly, please have your counsel revise its legal opinion to remove the limitation on reliance. Please see Staff Legal Bulletin No. 19.

Response:     In response to the Comment Letter, Ahold has filed a revised form of the opinion as Exhibit 5.1 with Amendment No. 2.

6.	We note counsel’s use of the term “allot” in its opinion. Please tell us whether “allot” differs from “issued.” If these terms are being used synonymously, please make this fact clear in the opinion. If these terms are not being used synonymously, please tell us how counsel’s opinion complies with Section II.B.1.c of Staff Legal Bulletin No. 19.

Response:     In response to the Comment Letter, Ahold has filed a revised form of the opinion as Exhibit 5.1 with Amendment No. 2.

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We thank you for your assistance in this matter. Please feel free to contact Alan M. Klein ((212) 455-3188; aklein@stblaw.com) with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Alan M. Klein

Alan M. Klein

Cc:	Jan Ernst de Groot, Chief Legal Officer

Koninklijke Ahold N.V.